UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated May 04, 2018

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share codes: SGL (JSE) and SBGL (NYSE)
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863



MARKET RELEASE

Change in Auditor for the 2019 financial year

Johannesburg, 4 May 2018: Shareholders are referred to the Notice of Annual General Meeting (AGM), issued to shareholders on 29 March 2018 (available on https://www.sibanyestillwater.com/investors/financial-reporting/annual-reports/2017), which contains an ordinary resolution proposing the re-appointment of KPMG Inc. (KPMG) as the Group's auditors, effective until the 2019 AGM. The Explanatory Notes to the Notice of AGM describe the detailed Auditor Suitability Review performed by the Audit Committee and the consequent recommendation, supported by the Board, to propose the re-appointment of KPMG (as well as the designated KPMG individual audit partner).

Following the on-going and more recent VSB Bank developments regarding, the Sibanye-Stillwater Board wishes to advise shareholders that a process of selecting a new independent external audit firm for the Group, with respect to the financial year ending 31 December 2019, will commence following the AGM on 30 May 2018. Shareholders will be kept informed of progress made in this regard.

CONTACT

James Wellsted
SVP Investor Relations
+27 (0)83 453 4014
ir@sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: May 04, 2018

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer